Exhibit 21.1

Subsidiaries

Advance Stores Company, Incorporated	Virginia
Advance Trucking Corporation	Virginia
Western Auto Supply Company (Western Auto Supply Company operates auto parts stores through two wholly-owned subsidiaries organized in Delaware)	Delaware
Discount Auto Parts, Inc.	Florida
Advance Merchandising Company, Inc.	Virginia
Advance Aircraft Company, Inc.	Virginia